UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NeurogesX, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 per share

(Title of Class of Securities)

641252101

(CUSIP Number of Class of Securities Underlying Options)

Anthony A. DiTonno

President and Chief Executive Officer

NeurogesX, Inc.

2215 Bridgepointe Parkway, Suite 200

San Mateo, CA 94404

(650) 358-3300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. O’Donnell

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, California, 94304

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,836,739	$211

*	Estimated solely for purposes of determining the filing fee. This amount assumes that stock options to purchase 3,309,746 shares of the Issuer’s common stock having an aggregate value of $1,836,739 based on the Black-Scholes option pricing model as of November 9, 2011 will be exchanged or cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $114.60 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to an offer by NeurogesX, Inc., a Delaware corporation, (“NeurogesX”) to exchange stock options (the “Exchange Offer”) to purchase up to an aggregate of 3,309,746 shares of its common stock, whether vested or unvested, that were granted to eligible employees with an exercise price equal to or greater than $1.07, except as otherwise described in the Offer to Exchange (defined below). These stock options are referred to herein as the “Eligible Options.” Each new stock option will be granted pursuant to NeurogesX’s 2007 Stock Plan. An “eligible employee” refers to an employee (including an executive officer) of NeurogesX as of the commencement of the offer and through the expiration date. The members of our Board of Directors are not eligible employees and may not participate in the offer.

Attached hereto as Exhibit (a)(1)(A) is the Offer to Exchange Certain Stock Options for New Stock Options, dated November 14, 2011 (the “Offer to Exchange”). The information in the Offer to Exchange, including all schedules thereto, is incorporated herein by reference to answer the items required in this Schedule TO. NeurogesX is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election and Withdrawal Form, attached hereto as Exhibit (a)(1)(C).

Item 1.	Summary Term Sheet.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

NeurogesX is the issuer of the securities subject to the Exchange Offer. The address of NeurogesX’s principal executive office is 2215 Bridgepointe Parkway, Suite 200, San Mateo, California 94404, and the telephone number at that address is (650) 358-3300. The information set forth in the Offer to Exchange under The Exchange Offer—Information About Us; Financial Information is incorporated herein by reference.

(b)	Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the new stock options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the unexercised stock options tendered by eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factor, and the sections under The Exchange Offer titled Eligible Stock Options; Eligible Employees; Expiration Date, Acceptance of Eligible Stock Options; New Stock Options, and Source and Amount of Consideration; Terms of New Stock Options is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer—Price Range of Our Common Stock is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction F to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under Summary Term Sheet—Questions and Answers, Risk Factors, and the sections under The Exchange Offer titled Eligible Stock Options; Eligible Employees; Expiration Date; Procedures for Electing to Exchange Eligible Stock Options; Withdrawal Rights; Acceptance of Eligible Stock Options; New Stock Options; Conditions of the Exchange Offer; Source and Amount of Consideration; Terms of New Stock Options; Information About Us; Financial Information; Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Material U.S. Federal Income Tax Consequences; and Extension of the Exchange Offer; Termination; Amendment are incorporated herein by reference.

(b)	Purchases.

Non-employee members of the Company’s Board of Directors are not eligible to participate in the offer. Executive officers of the Company who hold eligible stock options are eligible to participate. The information set forth in the Offer to Exchange in the sections under The Exchange Offer titled Procedures for Electing to Exchange Eligible Stock Options; and Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, and Schedule B of the Offer to Exchange are incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange are incorporated herein by reference. The Company’s 2000 Stock Incentive Plan and 2007 Stock Plan filed as Exhibits (d)(1) and (d)(4) hereto also contain information regarding the Company’s securities.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under The Exchange Offer—Purpose of the Exchange Offer is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the sections under The Exchange Offer titled Acceptance of Eligible Stock Options; New Stock Options; and Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under The Exchange Offer—Purpose of the Exchange Offer is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the sections under The Exchange Offer titled Source and Amount of Consideration; Terms of New Stock Options; and Fees and Expenses is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under The Exchange Offer—Conditions of the Exchange Offer is incorporated herein by reference.

(c)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Schedule B of the Offer to Exchange is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the sections under The Exchange Offer titled Information About Us; Financial Information, and Additional Information is incorporated herein by reference. NeurogesX’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Risk Factors and the sections under The Exchange Offer titled Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities and Legal Matters; Regulatory Approvals is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NEUROGESX, INC.

/s/ Stephen F. Ghiglieri
Stephen F. Ghiglieri
Executive Vice President, Chief Operating Officer, Chief Financial Officer

Date: November 14, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Stock Options for New Stock Options, dated November 14, 2011.

(a)(1)(B)	Cover letter to all Eligible Employees Holding Eligible Options from Tony DiTonno dated November 14, 2011.

(a)(1)(C)	Election and Withdrawal Form.

(a)(1)(D)	Forms of E-mail Confirmation.

(a)(1)(E)	Forms of Reminder and Last Day E-mails.

(a)(1)(F)	2000 Stock Incentive Plan Form of Stock Option Agreement.

(a)(1)(G)	2007 Stock Plan Form of Stock Option Agreement.

(b)	Not applicable.

(d)(1)	2000 Stock Incentive Plan, as amended (this exhibit was previously filed as an exhibit to the Company’s to the Company’s Registration Statement on Form S-1 (No. 333-140501) filed on February 7, 2007, as amended, and is incorporated herein by reference).

(d)(2)	2000 Stock Plan Form of Stock Option Agreement (see Exhibit (a)(1)(F)).

(d)(3)	2007 Stock Plan (this exhibit was previously filed as an exhibit to the Company’s quarterly report on Form 10-Q originally filed with the Commission on August 11, 2004, as amended thereafter, and is incorporated herein by reference).

(d)(4)	2007 Stock Plan Form of Stock Option Agreement (see Exhibit (a)(1)(G)).

(g)	Not applicable.

(h)	Not applicable.